UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: 2nd Vote Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

462 Sandcastle Rd.

Franklin, TN 37069

Telephone Number (including area code):

(615) 240-7500

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street, Corporation Trust Center

Wilmington, DE 19801

With copies to:

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC

6722 Springs Mill Road

Charlotte, NC 28277

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Franklin and the State of Tennessee on the 12th day of June, 2020.

2nd Vote Funds

By:	/s/ Daniel Grant
	Name:	Daniel Grant
	Title:	Trustee

Attest:	/s/ Kevin Barber
	Name:	Kevin Barber
	Title:	Witness